FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2007 Business Review"

Released: 18 September 2007

Pages: 35
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 10/19

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

18 September 2007

Company Announcements Office
Australian Securities Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: 2007 Business Review

In accordance with Listing Rule 3.17, attached is a copy of the 2007 Business Review to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S BUSINESS REVIEW 2007

Foster's Group Limited Business Review 2007

FOSTER'S
GROUP

AT A GLANCE

At Foster's we have a simple vision – to be one of the world's great drink companies. We own, market and distribute an international portfolio of beer, wine, spirits, cider and non-alcohol brands and our products are sold in more than 155 countries.



Australia, Asia & Pacific

Employee Numbers:	5,317
Sales volume (9L cases)	
Beer	107.5m
Wine	11.7m
Other	6.9m
Total	126.1m
NSR	$2.9b
EBITS	$870m
Wineries	14
Breweries	6
Other facilities	5
Vineyard holdings	11,846 hectares

Americas

Employee Numbers:	1,386
Sales volume (9L cases)	
Beer	5.8m
Wine	19.9m
Total	25.7m
NSR	$1.2b
EBITS	$254m
Wineries	6
Vineyard holdings	3,889 hectares

Europe, Middle East & Africa

Employee Numbers:	203
Sales volume (9L cases)	
Beer	1.3m
Wine	9.4m
Total	10.7m
NSR	$454m
EBITS	$82m
Wineries	2
Vineyard holdings	237 hectares

Sustainability highlights 2007

More than $4 million invested in community programs globally

5 per cent reduction in water used per unit of beer produced

6.5 per cent reduction in greenhouse gas emissions per unit of beer produced



Visit us: www.fostersgroup.com

*Unless otherwise stated, throughout this document 2007 refers to the year ended 30 June 2007 and all dollars are Australian dollars.

FROM THE CHAIRMAN



'We delivered sustainable earnings growth and cash flows in 2007, despite the company-changing integration of three major businesses and the foreign currency and wine supply challenges we faced. We have proved the strength of our business model and our strategy with our third consecutive year of accelerating, double-digit earnings growth. We have placed ourselves in a strong position for 2008, as a great drinks company continuing to produce an outstanding range of quality beers, wines and other beverages.'

Frank Swan, Chairman

Our Company in review

This year has been one of great change, challenge and reward for Foster's.

We have worked through the changes and the complexities of integrating three major businesses; Carlton & United Beverages, Beringer Blass Wine Estates and the former Southcorp Limited, and have emerged stable and confident.

We have met the challenges of foreign exchange movements, grape surpluses and the commissioning of major wine packaging centres on two continents while delivering strong earnings growth.

And, since the $3.7 billion Southcorp acquisition in May 2005, we have returned $1.1 billion to shareholders through dividends and capital management programs, including a $400 million share buy-back in April this year. We have reduced net debt by $1.7 billion and gearing from 117 per cent to 55 per cent.

Delivering results

Shareholder returns were underpinned by strong revenue performance, up 4.7 per cent to $4.6 million, driven by sustained investment in brand and sales support, across categories and regions.

Operating cash flow prior to interest and tax was just over $1.2 billion and net profit before significant items and SGARA was up 16.8 per cent to $716.1 million.

Earnings per share before significant items and SGARA were up 16.7 per cent to 35.6c per share and return on capital employed for 2007 was 15 per cent, up 1.2 per cent.

In 2007, cash flow after dividends increased 6.3 per cent to $285.2 million, with an additional $721.7 million realised from the sale of the Asian brewing businesses, most of the Wine Clubs and Services businesses and the former Kent Brewery site. Cash conversion for wine was 87 per cent – a very strong result against wine industry benchmarks.

Robust operating cash flows combined with the proceeds of recent asset sales have enabled us to announce a $350 million share buy-back program to shareholders, with a fully franked annual dividend of 23.75c per ordinary share, up 10.5 per cent on 2006.

Wine growth across the entire portfolio has been a highlight, with the business achieving our highest wine growth since before the acquisition of Southcorp.

Governance and responsibility

We've also sustained our focus on effective corporate governance.

We have continued to develop and strengthen our Board through the appointment of Colin Carter and Ian Johnston, adding significant corporate governance and consumer goods management expertise, following the retirement of Brian Healy in early 2006. We have reviewed the Board's operation and refined our corporate governance policies in key areas including our Group Whistleblower policy and risk management processes.

Our remuneration and reward policies have also been improved, with a better balance between 'at risk' senior executive performance and growth in shareholder returns. Most Foster's employees will also now receive more direct short-term performance incentives that encourage increased share ownership and better retention of high potential employees.

We have also taken meaningful steps forward in our community and sustainability practices to ensure Foster's delivers sustainable benefits for our employees, community and shareholders over the long term.

The Chief Executive Officer, Trevor O'Hoy, assumed the chair of an expanded Foster's Sustainability Taskforce, which has overseen steady progress in key areas such as emission reduction, efficient water use, responsible marketing and improved health and safety outcomes.

We take our social responsibility as an alcohol producer seriously. Over the course of the year, we have boosted our overall community investment to support a range of harm mitigation and community building activities. We have funded a number of initiatives in mental health, men's health and programs that enhance access to primary health care and education pathways for youth and underprivileged communities. We are also now promoting our 'Enjoy Responsibly' message globally to consumers and working with external stakeholders on long-term cultural change programs to tackle harmful drinking.

While we can, and will continue to, do more, I am proud of our commitment to promote the responsible enjoyment of our products. We have maintained our leadership position in the Australian Corporate Responsibility Index (CRI) and the FTSE4Good Index and continue to benchmark our performance against world best practice.

Outlook

As we head into fiscal 2008, I'm confident in the fundamentals of our business and the opportunities that lie ahead.

We have a stable route-to-market in place across all three regions, giving us every confidence in building on our 2007 momentum.

We have created a refined business model, focused on growing value; a regional sales and marketing capability, structured to drive revenue growth; and a global supply capability to deliver 'best in class' procurement, logistics and supply management.

Brand investment, innovation and diversification across geographies and categories will continue to drive sustained earnings growth.

The management team have entered fiscal 2008 focused and geared for value growth. There's much to be excited about, and I look forward to another rewarding year.

FROM THE CHIEF EXECUTIVE OFFICER

'To grow, you need to chase opportunities – not wait for them to come to you. In 2007, Foster's is a leader in global premium wine and remains Australia's largest cross-category alcohol drinks business. We are financially strong, delivering accelerating shareholder returns, capturing organic growth opportunities and building an exciting future.'



Trevor O'Hoy, Chief Executive Officer

2007 scorecard

Our 2007 scorecard shows that we are getting many things right.

Our new regional sales structure has been a major factor in driving improved global revenues and earnings. We are growing revenue across categories and across regions. Our geographical spread of earnings is weighted to Australia, but growing fastest in our international markets.

We are becoming increasingly systematic and successful in the management of our core drinks brands. Our top five wine and beer brands now drive 68 per cent and 76 per cent of total global sales respectively. We are innovating and investing strongly behind regional champions and exploiting opportunities in new categories.

Our global supply function is bringing a new discipline to our business, in the management of costs, efficiencies, flexibility and reliability of supply. Cost increases are being well managed, with efficiency improvements a direct result of consolidating production at fewer, and more efficient, sites.

We are increasingly disciplined in our use of capital and are delivering strong business cash flow – an essential factor in our ability to manage debt and return funds to shareholders.

However, as a management team we acknowledge there is still some way to go to meet expectations.

We have one of the world's leading portfolio of drinks brands and we are continually innovating. To overcome the complexity that creates, we are reducing the size of our product portfolio as we focus on doing fewer, bigger things, better. We are also working hard at driving efficiencies from our major wine packaging centres in Australia and the United States.

Great brands

We are also applying the best of our regional model and global supply function to building and maintaining great brands.

We continue to re-invest between 8 to 10 per cent of global sales revenue into promoting our brands and targeting growth categories.

We are innovating within, and extending the offerings of, brands such as Beringer, Lindemans, Penfolds, Rosemount and Wolf Blass – leveraging the strength of globally recognised names to expand market reach and margins.

In Rosemount, we've shown that with sustained focus and investment, we can turn around a brand in decline – Rosemount returned to international growth in the second half of the 2007 financial year.

We're also building new brands to tap into growth categories. Australian low carbohydrate beer, Pure Blonde, has grown to a major national brand.

We have also launched Yellowglen Jewel, Cougar Zero and Black Douglas Zero – and soon, Lindemans Early Harvest – to capitalise on the fast growing 'lifestyle' drinks sector, featuring lower alcohol, lower carbohydrates and no sugar offerings.

We've continued to invest in our largest single brand by earnings and volume – VB. With refreshed packaging, it remains Australia's biggest-selling beer and was joined during the year by a new stable mate – VB MID – to target the important Australian mid-strength beer category.

A truly international business

One of the most important achievements of recent years is the creation of a more robust business model – structured for growth.

While Australia and beer remain the bedrock of group earnings, the strategic rationale for our move into wine, and exposure to international markets, is increasingly clear.

In 2007, our business growth was fastest outside Australia, with international wine our leading growth category. One third of group earnings are now outside Australia and wine represents over 40 per cent of total earnings. On a volume, revenue and earnings basis, international growth is outperforming Australian market growth.

Wine is a global growth category, with consumers in developed markets continuing to 'trade-up' into premium and luxury wines. The Americas, in particular, offers the greatest global wine market potential, with low per capita consumption and a developing taste for fine Californian and imported wines.

Finally, we are building geographic diversity with strong brands in leading global wine regions: Penfolds, Rosemount, Wolf Blass and Yellowglen from Australia, Beringer from California, Gabbiano from Italy, Matua from New Zealand and Lindemans now producing Australian, South African and Chilean wines. We are making the most of our flexible sourcing, wine quality focus and brand building skills.

Going for growth

Wine category growth is set to remain solid across our key sales regions, with global value set to exceed volume growth.

And we can do better. We have a clear growth pipeline and we will continue to push into new markets and segments to strengthen our model.

Most importantly, we are ready to capture the opportunities.

Our Group comprises Australia's clear No. 1 alcohol beverage business and an international wine business with both relevance and scale in a growing global category.

Financial highlights 07

Fully franked dividend

Net sales revenue

Net operating cash flow

OCFPIT/ EBITDAS

EBITS margin

Net profit[1]

up 16.8%

Net sale revenue ($m)



5000
4000
3000
2000
1000
0
AGAAP
AIFRS
03
04
05
06
07

Net sales revenue up 4.7%

Net profit[1] ($m)



800
700
600
500
400
300
200
100
0
AGAAP
AIFRS
03
04
05
06
07

Net profit up 16.8%

Results Summary – Foster's Group Limited results for the year ended 30 June 2007

	FY07 $m	FY06 $m	% change
Group statutory reporting basis			
Net sales revenue (NSR)	4,555.2	4,350.9	4.7
EBIT (including material items)	1,213.5	965.6	25.6
Net material items (after tax)	107.8	(66.4)	262.3
Net profit after tax	966.2	1,166.2	(17.1)
Net operating cash flow	747.3	835.2	(10.5)
EBITS/NSR (%) (pre significant and SGARA)	25.4%	24.7%	0.7pts
Earnings per share (cents)	48.0	58.0	(17.2)
Dividend (cents per share)	23.75	21.50	10.5
Group results pre significant items and SGARA			
Net profit after tax[1]	716.1	612.9	16.8
Operating cash flow pre interest and tax (OCFPIT)	1,213.2	1,246.6	(2.7)
Earnings per share (cents)[1]	35.6	30.5	16.7

1. Net profit after tax and earnings per share are pre significant items and SGARA. Significant items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations. SGARA refers to valuation adjustments required to vines and grapes in accordance with AASB141 'Agriculture'.

Results for 2005, 2006 and 2007 financial years have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). The five year historic comparisons prepsented below for 2003 and 2004 financial years are prepared according to Australian Generally Accepted Accounting Principles (AGAAP). The financial impact of the transition to AIFRS is detailed in the 2006 financial statements available from www.fostersgroup.com.

Earnings per share[1] (cents)



AGAAP
AIFRS
40
35
30
25
20
15
10
5
0
03
04
05
06
07

Earnings per share up 16.7%

Dividends per share (cents)



AGAAP
AIFRS
25
20
15
10
5
0
03
04
05
06
07

Dividends per share up 10.5%

Overview

Building a great drinks company – first choice for consumers, customers and investors.

We operate as three strong regional businesses, supported by a global supply function. In the Americas and Europe, Middle East and Africa we produce, import and market the world's leading multi-region premium wine portfolio and our Australian beer portfolio led by our flagship brand, Foster's Lager. In Australia, Asia and the Pacific, we are a unique drinks business, producing, importing, marketing and distributing beer, wine, cider spirits and non-alcohol products. We are the leading alcohol provider in Australia, with an unrivalled brand portfolio and direct distribution model.

Business drivers

Right business model

- Leading position in global premium wine
- Australia/Pacific's leading largest alcohol business
- Regional sales model across Americas, Australia, Asia Pacific, Europe, Middle East and Africa
- Shared service capabilities

Global wine sales – 2007, 9L equivalent case sales


Europe, Middle East and Africa
9.4 million
Australia, Asia and Pacific
11.7 million
Americas
19.9 million

Growth focus

- High growth markets – International
- High growth categories – Global premium wine
- Sustainable margin growth
- Improving net sales revenue per case

2007 annual growth (per cent)


16
12
8
4
0
-2
International
Australia
Volume
Revenue
EBITS
Wine
Beer/Spirits

Developing people and leadership

- Focused leadership and strong regional teams
- Building a high performance culture
- Fostering engagement and leadership development

Participation in Individual Performance Management


Executive Management
100%
Middle Management
100%
Line Manager/ Supervisor
80%
0
20
40
60
80
100

Great brands

- World's leading premium wine brands positioned in growth categories
- No. 1 Australian cross-category alcohol portfolio
- Continuous brand investment – maintain, innovate and grow

Top five brands share of total sales volume



Wine
68.0%
Beer
76.0%
0
10
20
30
40
50
60
70
80

Innovation and investment

- Wine category innovation across production, regions, varieties, packaging, branding and new product development
- Building and refreshing beer, cider and spirits brands for Australia and beyond
- Product innovation pipeline – leveraging global category and consumer insights

Carlton Draught – Est. share of Aust. beer market



8
6
4
2
5.5%
3.0%
3.1%
7.4%
1990
1995
2000
2007

Supply chain excellence

- Leading global wine supply chain and group procurement capacity
- Australia and the Pacific's best brewing and distilling capability
- Australia's largest multi-beverage/direct distribution network offering single delivery across alcohol categories

Global volumes – 2007, 9L equivalent case sales



Wine
41.0 million
Spirits/RTDs
6.9 million
Beer
114.6 million

Sustainability and governance

- Clear commitment to generating value for our people, our communities and our shareholders over the long term
- Transparency in reporting, disclosure and action on key issues
- Dedication to promoting responsible enjoyment of our products

Community spend by category



Wellness
71%
Environment
7%
Other
11%
Culture
11%

Capital discipline

- Optimising our asset base including non-core asset divestments
- Clear investment return hurdles
- Focus on total shareholder returns

Return on capital employed (per cent)



17
16
15
14
13
16.8
13.8
15.0
2005
2006
2007

Sustainable cash flow and returns

- Consistent and sustainable earnings per share growth
- Strong cash conversion

Earnings per share* (cents)



40
35
30
25
26.6
30.5
35.6
2005
2006
2007

*pre-significant items and SGARA

EXPLORING GLOBAL WINE

Foster's has an unrivalled portfolio of 22 wineries across five countries. Our wine portfolio is made up of over 60 brands, including some of the world's leading premium wine brands and iconic labels such as Beringer, Lindemans, Wolf Blass, Penfolds, Rosemount, Matua Valley, Wynns Coonawarra Estate and Castello di Gabbiano. Our winemakers are amongst the world's best, producing top quality, award-winning wines in each region.

UNITED STATES

Sonoma Valley

Chateau St Jean
The Sonoma region produces a diverse array of varieties, including Pinot Noir, Zinfandel, Cabernet Sauvignon, Sauvignon Blanc, Chardonnay and Pinot Gris. Chateau St. Jean has called the Sonoma Valley home since its establishment in 1973. It has experienced explosive growth in the Californian Reds market, in particular Cabernet and Merlot. Chateau St. Jean Chardonnay has become the No. 1 Sonoma County Chardonnay.



Margo Van Staaveren
Winemaker

Napa Valley

Beringer
The Napa Valley has a reputation for premium wines. As the oldest continuously operating winery in the region, Beringer Vineyards is one of Napa's most trusted names. Popular varietals from the Beringer family include White Zinfandel, White Merlot, Pinot Grigio and Chenin Blanc, all of which have achieved the status of No. 1 in their categories. The flagship Beringer Private Reserve Cabernet Sauvignon has become a favourite of wine critics. The recent launch of Beringer Third Century has created a new leader in the popular US$10-$14 segment.



Ed Sbragia and Laurie Hook
Winemakers

AUSTRALIA

Barossa Valley

Wolf Blass
The Barossa Valley is one of Australia's best known regions with a rich winemaking history dating back to 1847. Established in 1966, Wolf Blass has grown to become one of the world's most successful and awarded wine brands, receiving over 3000 awards, including Australia's most prestigious wine trophy, the Jimmy Watson – an unprecedented four times. Today, Wolf Blass is exported to more than 50 countries and is recognised internationally as the maker of the finest premium wines and as an icon of modern winemaking.



Caroline Dunn
Winemaker

Yarra Valley

Coldstream Hills
The Yarra Valley is one of Australia's most picturesque wine regions and the source of some of the finest Pinot Noir and Chardonnay in Australia. Coldstream Hills was established in 1985 and has grown to become one of Australia's leading wineries, with wines sold in 16 countries around the world. The 2005 Coldstream Hills Reserve Chardonnay and the St. Huberts Pinot Noir have been standouts, winning numerous awards in 2007.



Andrew Fleming
Winemaker

NEW ZEALAND

Marlborough

Matua Valley
Marlborough has grown to become New Zealand's largest and best known winegrowing region. Matua Valley was established in 1973 and produced New Zealand's first Sauvignon Blanc, now the most planted variety in the region. Today, with vineyards in all of New Zealand's major wine-growing regions, Matua Valley produces a wide range of distinctive, award-winning wines that are enjoyed all over the world. Matua Valley and Shingle Peak continue to be global favourites.



Peter Munro
Winemaker

ITALY

Tuscany

Castello di Gabbiano
Built in the 12th Century, The Castello di Gabbiano is a winemaking property in the heart of Tuscany, a region famed for its Chianti. Winemaker Giancarlo Roman's philosophy is to maximise the quality in the vineyards and to produce wines that speak of their origins and reflect the uniqueness of the region – from the traditional Gabbiano Chianti, Chianti Classico and Chianti Classico Riserva to the super Tuscan blend, Alleanza.



Giancarlo Roman
Winemaker

THE GREEN AND GOLD

VB has long [illegible] Australia's favourite be[illegible] one in every three regular beers sold is a VB and a case of VB is sold every second. In the past year, VB embarked on the next step of an evolution aimed at further strengthening its position as the nation's most-loved beer. Packaging has been refreshed, to ensure stronger brand positioning whilst still being instantly recognisable as VB.

VB also continues to have extensive marketing support including the much anticipated return of the cricket summer promotion in the 2007/2008 Australian season.

Launched in May this year, VB Midstrength Lager has the big crisp taste of VB at 3.5% alcohol, or one standard drink per stubby or can.

VB Midstrength has all the hallmarks of VB, including the stubby, but is distinguished by its gold colour scheme.

The midstrength beer category is one of Australia's fastest growing beer segments. The brand has been a huge success since its introduction, showing signs of being the most successful new launch in a decade for Foster's.


VB


MIDSTRENGTH
VB
PROUDLY
375ml

CONSIDER YOUR OPTIONS

Foster's has launched a range of innovative, low carbohydrate and low calorie drinks in response to growing consumer trends for 'lifestyle alternatives'. The success of Pure Blonde, Australia's first beer to be marketed as low-carbohydrate, is a testament to the strength of this trend. Other low carbohydrate and low sugar products currently on offer in the Australian market include Cougar Zero, The Black Douglas Zero and Carlton Dry. Yellowglen has leveraged its successful brand by offering new low calorie, reduced alcohol options – Jewel Yellow and Jewel Pink.



PURE
BLONDE

PURE BLONDE
With 70% fewer carbohydrates than a mainstream beer and now the fastest growing mainstream beer brand in Australia, Pure Blonde is proving to be a big hit with beer lovers.



CARLTON
DRY

CARLTON DRY – DRY LIKE NO OTHER
The new and improved Carlton Dry is lower in carbohydrates (30% fewer than the average mainstream beer) and has exceeded expectations since its launch in November 2006.



THE
BLACK DOUGLAS
ZERO
SCOTCH & COLA
COUGAR
ZERO

COUGAR ZERO BOURBON AND COLA AND THE BLACK DOUGLAS ZERO SCOTCH AND COLA
As Australia's first ever sugar-free Ready-to-Drinks, both products offer great alternatives to standard Ready-to-Drinks with no sugar, low carbohydrates and low kilojoules.



Jewel

YELLOWGLEN JEWEL
Australia's first dedicated low-calorie sparkling is 30% lower in calories and has 40% less alcohol than regular Yellow and Pink sparkling ranges.

GREAT BRANDS GREAT DRINKS

Australia's original, full-strength lager
Launched by the Foster brothers in 1887, Foster's remains one of the fastest-growing, truly global premium beer brands. Available in more than 150 countries, it is synonymous with world championship surfing and Australian lifestyle and culture. Foster's continues to attract new consumers around the world.

New look for VB
Australia's favourite beer, VB, has undergone a packaging refresh – the new look maintains the iconic green and gold colour scheme and highlights 'the best cold beer' slogan.

Full of style
Rosemount has regained its position as a style leader with its global relaunch gaining momentum. It is now the No. 6 Australian Sauvignon Blanc in the bottled white wine $14–$19 bracket.


FOSTER'S
FOSTER'S
VB
BLACK DOUGLAS

High five!
Devil's Lair Fifth Leg is No. 3 in the popular West Australian white wine category and is growing more than 25% a year.

Wynns a winner
First produced in 1954, this wine has established a reputation for excellence. It is produced from only the top 25% of Cabernet fruit available from Wynns Coonawarra Estate. The 2005 release is an exemplary Coonawarra Cabernet and is rated 95/100 by international wine writer Jeremy Oliver.

Standing its ground
The Black Douglas is a strong No. 2 in the Australian scotch market. The Black Douglas Ready-to-Drink, launched in April 2007, is already a popular favourite.

Going strong!
Strongbow is riding the international trend back to cider. It continues to drive category growth, achieving double digit growth year-on-year.*

*Imported, licensed and/or distributed by Foster's in Australia.

An absolute gem!
Australia's first-ever dedicated low calorie, reduced alcohol sparkling has been an uncompromising success since its launch in April 2007, capturing over 2% of the Australian sparkling category.

It's little wonder...
the Little Penguin has jumped ahead to be the 4th most popular Australian brand in the US, with *Wine Spectator* naming it one of the best labels under the US$10 mark.

A global favourite
Perrier is globally recognised as one of the world's great brands. Perrier volumes in Australia grew by 40% in 2007 and looks like continuing this strong growth into 2008.*


COUGAR
BOURBON
Jewel
CASCADE
Corona
Extra

Full of character
Voted 93/100 by Jim Murray and described as 'one of the most characterful, purposeful bourbons you could imagine. This is one of the best-kept secrets in the bourbon world'. *Jim Murray's Whisky Bible.*

Wearing the crown
The 'King' of Australian premium beers and still the country's largest selling, Crown Lager continues to lead the way after 50 years.

The right light
Cascade Premium Light continues its popularity, with one in three light beers enjoyed in Australia a Cascade.

From where you'd rather be
Mexico's finest beer, Corona, continues to perform in the popularity stakes in Australia as the No. 1 international beer brand.*

Chants for Chianti!
Gabbiano is the No. 1 selling Chianti brand in the US market. Whilst Gabbiano's premium Chianti range has been available in limited quantities in several European markets for some time, Foster's plans to leverage the success of the Gabbiano brand with a full launch in the UK and Continental Europe.

Highway to success
Bohemian Highway Chardonnay has been named the No. 4 Table Wine in Information Resources, Inc: 'Top 10 New Brands'.

RWT goes screwcap!
As part of the Penfolds Luxury and Icon family, the multi-award-winning 2004 release of this wine was the first vintage that saw it sealed under screwcap.

Pure success
The first beer to be marketed as low carbohydrate, Pure Blonde has become a big hit with beer lovers. It is now the fastest growing mainstream beer in Australia and holds a 3.1% share of the total regular beer market.



GABBIANO
CASCADE
CARLTON
DRAUGHT
RWT
Carlsberg
PURE
SKYY

Tassie's favourite ginger beer
Cascade Ginger Beer is the No. 2 player in the ginger beer market and the 3rd ranking non-alcohol brand in the Foster's portfolio.

Carlton Draught
This beer continues to grow against the mainstream beer category trend, experiencing its 4th year of double digit growth. The Carlton Draught 'Made From Beer' campaign returns this year with the exciting Carlton Draught Plastic Cup promotion.

A new addition
New this year to the Foster's Australia international portfolio, Carlsberg is the 4th largest beer brand globally and the 6th largest international beer brand in Australia.*

SKYY high
SKYY Vodka continues to grow across all channels, with the SKYY BLUE Ready-to-Drink becoming an Auatralian favourite.*

*Imported, licensed and/or distributed by Foster's in Australia.

Sustainability overview

Our Sustainability Action Plan guided our efforts and our achievements in 2007. Our focus continues on setting appropriate standards and delivering improved performance.

Foster's is proud to be a leader in corporate sustainability. We have embraced the notion that sustainable practices means good business and can generate positive outcomes for our people, our communities and our shareholders over the long term.

2007 was a year of sustained, incremental performance improvement across the Group. Our CEO now heads a global Foster's Sustainability Taskforce comprised of leaders throughout the business that oversee our response to key sustainability challenges.

For the first time, we've appointed managers throughout Foster's who focus their energies on sustainability. We are investing in structures and processes that ensure we better recognise and respond to sustainability challenges. Whether it is sustainable agricultural practices, responsible marketing, improved health and safety conditions or a more engaged workforce – we intend to be a leader.

Equally, we're committed to transparency in reporting, and recognise that many of the challenges faced require a long-term view.

We have maintained our leadership position in the Australian Corporate Responsibility Index (CRI) and the FTSE4Good Index, and continue to benchmark our performance against best practice.

We have been very encouraged by feedback on our inaugural Sustainability Report published last year. The 2007 Report updates progress against our previously published Action Plan and highlights areas for ongoing work in 2008. For the first time, the report will reflect our global business. The report will be available on Foster's website from mid-October.

Climate impact and the environment

We have:

- Achieved a 5 per cent reduction in water use per unit of beer produced
- Committed to a 10 per cent reduction in energy use and water consumption over the next four years on a global per unit production basis
- Achieved a 6.5 per cent reduction in greenhouse gas emissions per unit of beer production
- Invested in US wine bottling plant consolidation which will ultimately save 10,000 truck trips per year in Napa County
- Introduced a number of water efficiency programs throughout the business
- Continued implementation of 'Foster's Footprint', a key component of Foster's vineyard sustainability program
- Committed to introduce solar energy at US sites providing power to grid in addition to a portion of Foster's energy needs
- Launched Greenfleet carbon offset program for car and air business travel. Offered Greenfleet payroll deductions to employees to offset personal car use
- Been awarded Waste Wise Certification at Karadoc Winery, Mildura Australia

Beer business CO² emissions


('000)
200
190
180
170
160
150
140
Tonnes CO²
20
19
18
17
16
15
Emissions Index
03
04
05
06
07

Responsible drinking

We have:

- Begun global implementation of Group 'Enjoy Responsibly' guidelines
- Enhanced standard drinks labelling on consumer packaging
- Implemented a localised 'Enjoy Responsibly' campaign in Fiji and Samoa
- Enhanced product innovation to extend our portfolio of low carbohydrate, low joule and low alcohol beverages
- Delivered more than 500 national and regional brand campaigns and promotions in Australia with only one complaint upheld

Water use (beer & non-alcohol beverages)


6
5
4
3
2
1
0
Litre water/litre product
03
04
05
06
07
Beer
Other non-alcohol beverages

Community involvement

We have:

- Invested over $4 million in community programs in Australia and North America
- Increased contribution to project based community health programs in remote Australia
- Provided a significant contribution to community health projects supporting marginalised people in California
- Increased funding to Drinkwise, an organisation promoting change towards a more responsible drinking culture in Australia
- Expanded employee involvement initiatives with volunteering projects
- Increased support for men's health charities and initiatives

Foster's community investment


Employee involvement 5%
Community partnerships 44%
Responsible drinking initiatives 51%

Employee engagement

We have:

- Provided continuous support for our people through ongoing periods of change
- Commitment to improving levels of staff satisfaction and employee engagement
- Enhanced leadership capability offerings, focused on identifying and 'fast-tracking' high potential talent
- Further developed succession and career planning programs

5 Year summary

$ million	AGAAP
	2003
Income Statement	
Net Sales Revenue	3,080.3
EBIT from operations	
– AAP	
– Americas	
– EMEA	
– Corporate	
EBIT (Continuing Business)	719.6
Net Interest	(153.2)
Income Tax Expense	(166.2)
Minority Interest	(7.5)
Material Items (after tax)	(119.0)
Discontinued Operations – trading (after tax)	175.4
Discontinued Operations – material items (after tax)	13.8
Net Profit after Tax	462.9
SGARA	(14.3)
Average Shares Outstanding (million)	2,064.7
Earnings Per Share – cents [1]	28.0
Reported Basic Earnings Per Share – cents	22.3
Financial Strength	
Net Debt – End of Period	2,647.6
Total Shareholders' Equity	4,493.1
Book Value Per Share – $	2.14
Net Tangible Assets Per Share – $	0.97
Net Debt / Equity (%) – End of Period	58.9
EBITS/Interest Paid cover (times) [2]	4.8
Shareholder Returns	
Dividend (Cents Per Share)	18.75
Dividend Cover (Times)	1.2
Franking (%)	100.0
Return on Equity (%)	10.4
Share Prices ($)	
– Close	4.21
– Year High	4.95
– Year Low	4.16

(1) Earnings pre-significant items and SGARA.
(2) Continuing business, excluding SGARA.

	AIFRS		
2004	2005	2006	2007
2,943.7	3,322.2	4,350.9	4,555.2
		800.2	831.2
		255.3	254.9
		68.9	82.2
		(58.7)	(51.5)
568.5	729.2	1,065.7	1,116.8
(74.9)	(81.0)	(243.3)	(187.1)
(150.5)	(208.6)	(248.1)	(260.7)
(7.4)	(5.3)	(3.6)	(3.7)
(219.5)	(25.8)	(66.4)	107.8
133.7	85.3	37.2	23.4
549.4	426.1	624.7	169.7
799.3	919.9	1,166.2	966.2
(56.1)	(17.7)	(7.1)	(38.0)
2,070.8	1,998.8	2,012.2	2,012.7
24.6	26.6	30.5	35.6
38.6	46.0	58.0	48.0
1,662.2	4,236.6	3,499.2	2,568.6
4,600.2	3,707.2	4,481.7	4,633.2
2.27	1.83	2.20	2.34
1.13	–	0.43	0.60
36.1	114.3	78.1	55.4
8.3	9.2	4.4	6.2
19.25	20.00	21.50	23.75
2.1	2.3	2.7	2.0
100.0	100.0	100.0	100.0
17.5	24.8	26.0	20.9
4.72	5.32	5.47	6.38
4.89	5.88	5.98	7.14
4.17	4.56	4.56	5.26

Board of Directors



Frank J Swan B.Sc., FAICD, FID (UK)
Member of the Board since August 1996 and Chairperson since October 1999. He is an independent Director.
Mr Swan has extensive experience in the food and beverages industries. He was a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc. Mr Swan is a Director of the Commonwealth Bank of Australia and until June 2005 National Foods Limited. Mr Swan is the Chairperson of the Succession Committee and a member of the Human Resources Committee.



Trevor O'Hoy B.Ec.
Member of the Board since April 2004. He is the Chief Executive Officer of the Company and is the only Executive Director on the Company's Board.
Mr O'Hoy has 31 years' experience with the Foster's Group. He was previously Managing Director of Carlton and United Beverages Limited and before that, Chief Financial Officer of Foster's Group Limited. Mr O'Hoy is a Director of a number of subsidiaries of Foster's Group Limited.



Colin B Carter OAM, BCom., MBA
Member of the Board since March 2007. He is an independent Director.
Mr Carter has over 30 years of commercial and strategy experience and internationally recognised expertise in effective corporate governance. Mr Carter was a founding partner and now senior external adviser to The Boston Consulting Group in Australia. He is a Director of Wesfarmers Limited and SEEK Limited and is also a Commissioner of the Australian Football League. Until recently Mr Carter was a Director of Origin Energy Limited.
Mr Carter is a member of the Risk and Compliance Committee.



M Lyndsey Cattermole AM, B.Sc., FACS
Member of the Board since October 1999. She is an independent Director. Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She also has had a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited.
Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.



David A Crawford B.Com., LLB, FCA, FCPA
Member of the Board since August 2001. He is an independent Director. Mr Crawford has extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited and Westpac Banking Corporation. Until June 2005 Mr Crawford was Chairman of National Foods Limited.
Mr Crawford is a member of the Audit and Succession Committees.



Graeme W McGregor AO, B.Ec., FCPA, FAICD
Member of the Board since April 1999. He is an independent Director. Mr McGregor has extensive financial and business experience having worked with large corporations and government. He was previously a member of the Financial Reporting Council and a Director of Foster's from 1992–1996. Mr McGregor was a Director of WMC Resources Limited until June 2005, Nufarm Limited until July 2005 and Santos Limited until September 2005.
Mr McGregor is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.



Max G Ould B.Ec.
Member of the Board since February 2004. He is an independent Director. Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of AGL Energy Limited, Pacific Brands Limited and Chairman of Goodman Fielder Limited. Until recently Mr Ould was a Director of the Australian Gas Light Company.
Mr Ould is the Chairperson of the Human Resources Committee and a member of the Succession Committee.

Remuneration overview

Non-executive Directors
FJ Swan Chairman
CB Carter Non-executive Director
ML Cattermole Non-executive Director
DA Crawford Non-executive Director
GW McGregor Non-executive Director
MG Ould Non-executive Director
Executive Director
TL O'Hoy Chief Executive Officer
Sub-total of Directors
Other Key Management Personnel
DL Bortolussi Chief Strategy Officer
MP Brooks Chief Supply Officer
MM Hudson Chief Legal Officer and Company Secretary
PR Jackson Managing Director, Foster's EMEA
B Lawrence Chief Human Resources Officer
J Odell Managing Director, Foster's Australia, Asia and Pacific
PF Scott Chief Financial Officer
S Weiss Managing Director, Foster's Americas
Sub-total of other Key Management Personnel
Former Key Management Personnel
JJ Murphy Managing Director, Foster's Australia (exit date 1 August 2006)
RW Scully Chief Marketing Officer (exit date 29 June 2007)
Sub-total of Former Key Management Personnel
TOTAL - Directors and Key Management Personnel

Short-term benefits	Share-based payment	Post-employment benefits	Termination benefits	Total
$	$	$	$	$
211,887	78,000	105,113	–	395,000
1,670	47,095	4,238	–	53,003
38,694	29,500	102,556	–	170,750
55,887	–	105,113	–	161,000
140,009	26,000	14,491	–	180,500
5,000	84,394	73,106	–	162,500
2,216,589	896,963	254,308	–	3,367,860
2,669,736	**1,161,952**	**658,925**	**–**	**4,490,613**
476,567	93,099	29,808	–	599,474
560,674	206,816	83,333	–	850,823
668,779	132,653	95,000	–	896,432
569,126	46,512	55,798	–	671,436
838,110	242,348	41,802	–	1,122,260
934,317	468,933	59,658	–	1,462,908
1,146,716	394,147	70,050	–	1,610,913
775,351	91,364	36,541	–	903,256
5,969,640	**1,675,872**	**471,990**	**–**	**8,117,502**
65,769	28,527	9,550	–	103,846
480,943	487,492	84,414	1,309,615	2,362,464
546,712	**516,019**	**93,964**	**1,309,615**	**2,466,310**
9,186,088	**3,353,843**	**1,224,879**	**1,309,615**	**15,074,425**

Remuneration overview

Foster's aims to attract and retain high-calibre executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success, and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: www.fostersgroup.com. Details of the short-term, share-based, post-employment and termination benefits for executives and Directors are summarised in the remuneration overview table on page 24 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees, superannuation and equity. They do not participate in the Company's incentive plans. Non-executive Directors elect how they wish to receive their total fees – a combination of cash, superannuation contributions and shares – subject to meeting statutory superannuation requirements. Non-executive Directors apply at least 20 per cent of their base Board fee to purchase shares in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Company's employee share plans.

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's global Short Term Incentive Plan (STIP), which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies, measured over a three-year performance period.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Most full-time or part-time permanent employees with the Company are eligible to participate in the Foster's Employee Share Grant Plan. Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the Chief Executive Officer, Trevor O'Hoy, is outlined on page 24. Trevor's remuneration arrangements are reviewed annually.

Governance overview

Foster's is committed to delivering best practice in corporate governance and transparency in reporting. A detailed Corporate Governance Statement and copies of supporting policies and codes are available from www.fostersgroup.com.

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise company performance and shareholder value and ensure the Company recognises its legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of the Chief Financial Officer and Company Secretary.

Board composition and succession

The composition, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its Committees and Directors at least every two years. This review was last conducted in late 2006.

Code of Conduct

Foster's has a Code of Conduct that commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct. The Foster's Code of Conduct now incorporates the previous Code of Ethics.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing n Company Shares. The policy applies to all Directors and employees of Foster's.

Whistleblower Policy

The Whistleblower Policy encourages all employees to report any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law. It provides that all reports will be thoroughly investigated and that, where applicable, feedback as to the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group.

Corporate Sustainability

At Foster's we adopt an integrated approach to corporate sustainability. We are committed to continuously improving our business practices to maximise positive and minimise negative social, environmental and economic impacts. We believe corporate sustainability is important to enhance employee engagement and retention, support our corporate reputation, manage risk and protect our social licence to operate.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide an annual written statement to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition, and operational results are in accordance with the relevant accounting standards. Their statement is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board. It also states that risk management and internal compliance and control systems, to the extent they relate to financial reporting, are operating efficiently and effectively, in all material respects. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

Foster's does not make cash donations to political parties, but occasionally donates beverages to *bona fide* party events. All product donations are declared in annual returns to the Australian Electoral Commission.

Compliance with recommendations in the ASX best practice guidelines

Foster's has complied with all ASX guidelines during the reporting period.

News and information online

Visit www.fostersgroup.com for company and shareholder information and regular updates on our business and performance.

Shareholders
Online Share Registry, dividend information, key dates

About us
Business overview and history, Board of Directors, executive management, career opportunities and contacts

Products
Brands and products, news and information

News
Latest news and updates, Australian Securities Exchange announcements

Results and reports
Annual Reports and financial results, announcements and presentations



FOSTER'S
Latest News
SHARE
BUY-BACK

Subscribe
Email updates of news and information

Sustainability
Community, environment and people – priorities and performance

AGM Proxy
Lodge your AGM proxy online

Highlights
Important information for shareholders

Information and contacts

Annual General Meeting

The Annual General Meeting of the members of Foster's Group Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Wednesday, 31 October 2007, at 10.30 a.m.

Internet

www.fostersgroup.com

2007 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ending 30 June 2007.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: www.fostersgroup.com or please contact: investor.relations@fostersgroup.com or the registered office via the address details provided below.

Foster's Group Limited ABN 49 007 620 886

Registered Office:

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Australia, Asia and the Pacific

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America
Tel: +1 707 259 4500
Fax: +1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House, 70 London Road
Twickenham, Middlesex TW1 3QS
United Kingdom
Tel: +44 20 8843 4400
Fax: +44 20 8843 4401

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
Cert no. SCS-COC-00790
www.fsc.org
© 1996 Forest Stewardship Council

Designed and produced by Amanda Roach Design
Printed by Moore Business Systems Australia

www.
fosters
group
.com

FOSTER'S
GROUP

International products

Beer
Carlton Cold
Cascade Premium Lager
Cascade Premium Light
Crown Lager
Fiji Bitter
Fiji Draught
Fiji Gold
Foster's Lager
Redback Original
Resch's
Sheafs Stout
Vailima Draught
Vailima Extra Strong
Vailima Gold
Vailima Lager
Victoria Bitter

Wine
Annie's Lane
Bailey's of Glenrowan
Benjamin
BER Founders Estate
Beringer
Berridge
Black Opal
Bohemian Highway
Campanile
Cellar No. 8
Champagne Lanson
Chateau St Jean
Clocktower Tawny
Coldstream Hills
Dallas Conte
Devil's Lair
Director's Special
Early Harvest
Etude
Fonseca Port
Fortitude
Castello di Gabbiano
Galway Pipe
Greg Norman California
Greg Norman Estates
Half Mile Creek
Herrick
Ingoldby
Jamieson's Run
Killawarra
Knights Valley
La Belle Terrasse
Leo Buring
Lindemans
Lindemans South Africa
Maglieri of McLaren Vale
Matthew Lang
Matua Valley
Meridian
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Queen Adelaide
Rosemount Estate
Rouge Homme
Saltram
Samuel Tawny
Sbragia Family Vineyards
Seaview
Secret Stone
Seppelt
Souverain
St. Clement
Stags' Leap
Stone Cellars by Beringer
Taylor's Port
Taz
the Little Penguin
The Rothbury Estate
Tollana
TwoTone Farms
Wolf Blass
Wynns
Wynns Coonawarra Estate
Yarra Ridge
Yellowglen

Spirits
Bounty Rum
Bounty Liqueur
Czarina Vodka
Deluxe Whisky
Old Oak Brandy
Ratu's Rum
Regal Gin
Regal Whisky

Pre-mix
Bounty & Cola
Czarina vodka & Lemon
Czarina vodka & Orange
Regal Gin & Tonic

GREAT BRANDS GREAT DRINKS

FOSTER'S GROUP

Australian products

Beer

Asahi Super Dry*
Beez Neez
Belle Vue Kriek*
Boag's Classic*
Boag's Draught*
Boag's St George*
Boag's Strongarm*
Bohemian Pilzner
Brahma*
Carlsberg*
Carlton Black
Carlton Cold
Carlton Draught
Carlton Dry
Carlton Mid
Carlton Sterling
Cascade Amber Ale
Cascade Blonde Lager
Cascade Degraves Collection
Cascade Draught
Cascade Pale Ale
Cascade Premium Lager
Cascade Premium Light
Cascade Seasonals
Cascade Special Stout
Corona*
Crema
Crown Lager
Foster's Lager
Foster's LightIce
Hoegaarden*
James Boag's Premium Light*
James Boag's Premium*
Kronenbourg 1664*
Leffe*
Melbourne Bitter
Newcastle Brown Ale*
Pure Blonde
Redback Cristal
Redback Original
Reschs Dinner Ale
Reschs Draught
Reschs Pils
Reschs Real
Rooftop Red Lager
Shanghai Lager*
Sheaf Stout
Staropramen*
Stella Artois*
VB Midstrength
VB Original Ale
Victoria Bitter (VB)

Wine

Andrew Garrett
Annie's Lane
Baileys of Glenrowan
BeringerWine Estate
Cartwheel
Castello di Gabbiano
Coldstream Hills
Devil's Lair
Edwards & Chaffey
Fifth Leg
Fishers Circle
Great Western
Greg Norman Estates
Half Mile Creek
Ingoldby
Jamiesons Run
Kaiser Stuhl
Killawarra
Leo Buring
Lindemans
Maglieri of McLaren Vale
Matthew Lang
Matua Valley*
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Pommery* (on premise only)
Queen Adelaide
Riccadonna*
Robertson's Well
Rosemount
Rouge Homme
Saltram
Seaview
Secret Stone*
Seppelt
Shadowood
St Huberts
T'Gallant
the Little Penguin

*Imported, licensed and/or distributed by Foster's in Australia.

The Rothbury Estate
Tollana
Wolf Blass
Wynns Coonawarra Estate
Yarra Ridge
Yellowglen

Fortified and Sherry

Baileys of Glenrowan
Galway Pipe
Mildara
Penfolds
Queen Adelaide
Saltram Mr Pickwick's
Wolf Blass

Cider

Mercury
Strongbow

Spirits

100 Pipers*
Akropolis Oyzo
Barossa Brandy
Black Jack*
Chatelle Napoleon*
Cinzano*
Continental Liqueurs
Cougar Bourbon*
Cougar Rum*
Coyote Tequila*
Karloff
Kirov
Mildara
Prince Albert's Gin
SKYY Vodka*
The Black Douglas*
The Tall Blond*

Pre-mix

Black Jack American Whisky*
Cougar Bourbon
Cougar Rum
Cougar Zero
SKYY Blue*
The Black Douglas Scotch Whisky*
The Black Douglas Ze·o*
Viper

Non-alcohol

Angostura Lemon, Lime & Bitters*
Battery*
Cascade Apple Isle
Cascade Ginger Beer
Cascade Home Brew
Cascade Real Juice
Cascade Traditionals
Cascade Ultra C
Devondale Sparkling Apple Juice
Perrier*
Temple
Torquay Mineral Waters
Torquay Spring Water

*Imported, licensed and/or distributed by Foster's in Australia.

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2007 Notice of Meeting"

Released: 18 September 2007

Pages: 10
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

18 September 2007

Company Announcements Office
Australian Securities Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: 2007 Notice of Meeting

In accordance with Listing Rule 3.17, attached is a copy of the 2007 Notice of Annual General Meeting, Proxy Form and a Questions from Shareholders form to be sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

Foster's Group Limited
ABN 49 007 620 886

FOSTER'S
GROUP

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Foster's Group Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Wednesday, 31 October 2007, at 10.30 a.m.

Business:

Accounts

To consider the financial report and the reports of the Directors and of the Auditors for the financial year ended 30 June 2007.

Resolutions

Re-election of Directors

1. Mr D A Crawford retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.
2. Mr C B Carter who was appointed a Director since the last Annual General Meeting, retires in accordance with the Company's Constitution and, being eligible offers himself for re-election.
3. Mr I D Johnston, who was appointed a Director since the last Annual General Meeting, retires in accordance with the Company's Constitution and, being eligible offers himself for re-election.

Information regarding the candidates for re-election can be found in the accompanying Explanatory Notes.

Special Business:

4. **Approval of increase in total amount of Non-Executive Directors' Fees**

The resolution set out below will be proposed as an ordinary resolution:

'That the Company approve the increase in the total amount of directors' fees that may be received by the Company's non-executive Directors from $1,500,000 to $1,750,000 per financial year, such amount to be inclusive of superannuation guarantee charge contributions.'

5. **Approval to establish and operate the Foster's Restricted Share Plan**

The resolution set out below will be proposed as an ordinary resolution:

'That the Directors be and are hereby authorised:

(a) to establish a new employee share plan to be called the Foster's Restricted Share Plan, the particulars of which are summarised in the Explanatory Notes to this Notice of Meeting allowing, among other things, the Directors:

(i) to direct that a specified portion of the appropriate bonus or incentive payment to which an employee may become entitled shall be received in the form of shares issued or acquired pursuant to the Foster's Restricted Share Plan (and that the appropriate bonus or incentive payment be directed to the Foster's Restricted Share Plan accordingly), or

(ii) to offer shares to selected employees on terms to be specified by the Directors consistent with the rules of the Plan,

(b) to implement the Foster's Restricted Share Plan:

(i) in Australia, and

(ii) in other countries in which employees are resident, with such modifications as are considered appropriate by the Directors to adapt to local conditions (whether as a result of local laws, regulations, tax concessions or otherwise) where it is inefficient or uneconomical to implement the Foster's Restricted Share Plan without modification, and

(c) to make offers under the Foster's Restricted Share Plan and to satisfy those offers with shares acquired on the Australian Securities Exchange or issues of new shares, such issues to be approved as an exception to ASX Listing Rule 7.1.'

6. **Adoption of the Remuneration Report for the year ended 30 June 2007**

To consider and put to a non-binding vote the following resolution:

'That the Remuneration Report required by section 300A of the Corporations Act, as contained in the Directors' Report of the Company, for the year ended 30 June 2007 be adopted.'

7. **Approval of the participation of Mr Trevor L O'Hoy, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan**

The resolution set out below will be proposed as an ordinary resolution:

'That the Company approve the acquisition of rights by Mr T L O'Hoy, Chief Executive Officer of the Company, under the Foster's Long Term Incentive Plan ('LTIP') for the 2007/2008 financial year in respect of up to a maximum of 410,800 ordinary shares in the Company, subject to the attainment of the relevant performance standards prescribed under the LTIP.'

By Order of the Board,

Martin M Hudson,
Secretary.
Melbourne, 12 September 2007

Information for Members

Shareholders who are entitled to vote

The Company has determined, that for the purpose of voting at the meeting, shares will be taken to be held by those members recorded in the Company's Register of Members as at 7.00 p.m. (Melbourne time) on Monday 29 October 2007.

Proxy Votes

A member entitled to attend and vote at the meeting may appoint a proxy. The person appointed as a proxy may be an individual or a body corporate. If entitled to cast two or more votes, the member may appoint one or two proxies.

Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the member's voting rights. If the proportion is not specified, each proxy may exercise half of the member's voting rights. Fractional votes will be disregarded.

Please read carefully the instructions on the Proxy Form and consider how you wish to direct the proxy to vote on your behalf. You may direct the proxy to vote "for", "against" or "abstain" from voting on each resolution or you may leave the decision to the appointed proxy after discussion at the meeting.

A proxy need not be a member of the Company.

The Proxy Form must be signed by the member or the member's attorney. Proxies given by corporations must be signed in accordance with the corporation's constituent documents, or as authorised by the Corporations Act.

To be valid, the Proxy Form must be lodged at least 48 hours before the time for holding the meeting by one of the following methods:

(a) by mail or in person at the registered office of the Company or the office of the Company's Share Registry:

Computershare Investor Services Pty Limited
GPO Box 242, Melbourne, Victoria 3001;

or

Yarra Falls, 452 Johnston Street,
Abbotsford, Victoria 3067, Australia;

(b) by facsimile to the Company's Share Registry on (03) 9473 2555; or

(c) electronically, by visiting www.fostersgroup.com and clicking on 'AGM Proxy'.

If the Proxy Form is executed under a power of attorney that has not been noted by the Company, the power of attorney must accompany the Proxy Form.

In the case of joint shareholders, the names of all joint shareholders should be shown and all joint shareholders should sign the Proxy Form.

Corporations

A corporation that is a member or a proxy may elect to appoint a representative in accordance with the Corporations Act, in which case the Company will require written proof of the representative's appointment, which must be lodged with or presented to the Company before the meeting.

Voting Restrictions

In accordance with the ASX Listing Rules, any vote cast on Resolutions 4, 5 and 7 by any of the Directors or their associates (including any undirected proxies held by Directors other than the person chairing the meeting) will be disregarded, provided that it need not be disregarded if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Annual Report - Online

Foster's Annual Report for the year ended 30 June 2007 is available on the Company's website at www.fostersgroup.com

Explanatory Notes

RESOLUTION 1
Re-election of Mr D A Crawford as a Director

Mr David Crawford BCom, LLB, FCA, FCPA is a non-executive Director and has been a member of the Board since August 2001. He is 63 years of age. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited and Westpac Banking Corporation. Mr Crawford was a Director of National Foods Limited until June 2005.

Mr Crawford is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson.

Mr Crawford has had extensive experience in risk management and business reorganisation having worked with governments and major corporations.

Mr Crawford is a member of the Audit and Succession Committees.

Mr Crawford is considered by the Board to be an independent Director.

An assessment of the performance of Mr Crawford has been conducted in the context of his skills, experience, knowledge, understanding of Foster's businesses and the diversity represented on the Board. Further to that assessment, the Directors make the recommendation below.

Directors' Recommendation

The Directors (other than Mr Crawford who abstained because of his interest in the resolution) have resolved to recommend that shareholders vote in favour of the re-election of Mr Crawford. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 2
Re-election of Mr C B Carter as a Director

Mr Colin Carter OAM, BCom, MBA is a non-executive Director and has been a member of the Board since March 2007. He is 64 years of age. Mr Carter is a Director of Wesfarmers Limited and SEEK Limited and is also a Commissioner of the Australian Football League. Until recently Mr Carter was a Director of Origin Energy Limited.

Mr Carter was a founding partner and now senior external advisor to The Boston Consulting Group in Australia.

Mr Carter has over 30 years of commercial and strategy experience and internationally recognised expertise in effective corporate governance.

Mr Carter is a member of the Risk and Compliance Committee.

Mr Carter is considered by the Board to be an independent Director.

Mr Carter was appointed to the Board in March 2007, your Directors having concluded that his skills, experience and knowledge added to the diversity represented on the Board. The Directors remain of that view and therefore make the recommendation below.

Directors' Recommendation

The Directors (other than Mr Carter who was not present) have resolved to recommend that shareholders vote in favour of the re-election of Mr Carter. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 3
Re-election of Mr I D Johnston as a Director

Mr Ian Johnston BCom is a non-executive Director and has been a member of the Board since September 2007. He is 60 years of age.

Mr Johnston has had extensive experience in the international food and beverage industry with Unilever in Australia, Canada and Europe and Cadbury Schweppes in Australia and the UK. Prior to his retirement in 2000 he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London. Since leaving Cadbury Schweppes Mr Johnston has advised a broad group of private companies and was briefly a non-executive Director of Coles Group Ltd in 2001.

Mr Johnston is a member of the Human Resources Committee.

Mr Johnston is considered by the Board to be an independent Director.

Mr Johnston was appointed to the Board in September 2007, your Directors having concluded that his skills, experience and knowledge added to the diversity represented on the Board. The Directors remain of that view and therefore make the recommendation below.

Directors' Recommendation

The Directors (other than Mr Johnston who was not present) have resolved to recommend that shareholders vote in favour of the re-election of Mr Johnston. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 4
Approval of increase in total amount of Non-Executive Directors' Fees

Under Listing Rule 10.17, the Company must not increase the total amount of Directors' fees payable by it without the approval of shareholders.

At the 2005 Annual General Meeting, shareholders approved an increase in the maximum total amount of non-Executive Directors' fees from $1,200,000 to $1,500,000. The increase was approved in light of the acquisition of Southcorp, expansion of the operation of the Company in Australia and globally, and in anticipation that there would be an increase in the number of Directors to assist the Board exercise an appropriate level of oversight of the Company's affairs on behalf of shareholders.

Since the 2005 Annual General Meeting, the Company has undertaken an external selection process which to date has resulted in the appointment of two new non-executive Directors to the Foster's Board; namely Colin Carter (from 1 March 2007) and Ian Johnston (from 1 September 2007). In the same period, Brian Healey retired from the Foster's Board (effective 1 January 2006).

This process highlighted to Foster's the challenge it faces in attracting and retaining non-executive Directors of a calibre appropriate to the needs of the Company, given the increased responsibility and time commitments imposed on Directors generally, but also in light of the fees paid by Foster's to its non-executive Directors compared with those paid by comparable major Australian listed companies.

The Directors' view is that an increase of $250,000 in the maximum amount of fees payable to Directors (including committee fees as well as superannuation guarantee charge contributions) is now appropriate. This increase will enable a better alignment of the fees paid by Foster's to its non-executive Directors with those paid by comparable major Australian listed companies. For 2008, individual non-executive Director fees are planned to increase by 3.6%.

The remuneration provided to each non-executive Director for the financial year ended 30 June 2007 is detailed in the Remuneration Report contained within the Directors' Report on page 26 of the Company's Annual Report.

Directors' Recommendation

The Directors do not make any recommendation in respect of this resolution given the interest of the non-executive Directors in the resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 5
Approval to establish and operate the Foster's Restricted Share Plan

The Board has recently reviewed Foster's existing remuneration arrangements, including equity incentive arrangements, so that those arrangements will reflect current market best practice in remuneration strategies and create a community of interest between the Company's employees and shareholders to maximise returns.

Detail regarding the changes in the Company's remuneration structure as a result of the review of the Company's remuneration arrangements is available in the Remuneration Report contained within the Directors' Report on page 17 of the Company's Annual Report.

As a result of this review, shareholders are asked to approve the new Foster's Restricted Share Plan ('Restricted Share Plan') and to approve any issue of shares under the Restricted Share Plan as an exception to ASX Listing Rule 7.1.

A description of the Restricted Share Plan is set out below. Copies of the draft rules for the Restricted Share Plan are available for inspection at the Company's registered office and will be provided without charge to shareholders on request.

Description

The Restricted Share Plan is designed to facilitate increased share ownership in the Company for key employees, primarily by using a portion of the appropriate bonus or incentive that the employee may become entitled to receive that would have otherwise been paid to them as cash.

Under the Plan, the Board will have the right to direct that a specified portion of the appropriate bonus or incentive payment (such as payments under the Short Term Incentive Plan ('STIP')) to which an employee may become entitled, be received in the form of Foster's shares acquired on market or allocated at a price equivalent to the market price.

Under the Plan, employees will only retain the shares if they remain with the Company for 3 years (see below).

While participation in the Restricted Share Plan is open to all employees of the Company (other than non-executive Directors), it is the Board's present intention that a mandatory direction to participate in the Plan shall only be made in respect of senior management and executive employees who participate in the Company's STIP. It is envisaged that approximately one quarter of the STIP payments paid to senior management and one third of the STIP payments paid to executives that would have previously been paid to individuals as cash will be directed to the Plan.

In addition, the Plan will also allow the Directors to offer allocations of shares to key executives on such basis as the Board determines subject to conditions that the employee remains with the Foster's Group for a period of 3 years (or such other period as determined by the Board) and meets or exceeds nominated performance standards. This part of the Plan is to facilitate offers on a non-recurrent basis by the Company to attract, motivate and retain high performing executives where the existing share plans may not be sufficiently flexible for this purpose. It is envisaged offers under these terms will be made very selectively and to a small group of key executives and potential executives.

Restrictions and Trust arrangement

Shares acquired under the Restricted Share Plan will be held in trust until the earlier of such time when the restrictions on disposal cease to apply and when the employee ceases to be employed by the Foster's Group. The period of restriction on disposal will be 3 years.

The Plan is designed to enable employees to benefit from concessions available under Australian tax laws under which the employee may defer a taxable event in respect of the shares acquired for so long as the shares remain subject to a restriction on disposal.

Forfeiture of Shares

The shares are subject to forfeiture if within 3 years of acquisition (or such other period as determined by the Directors) the employee resigns from the Company or in certain circumstances otherwise leaves the Company. These other circumstances include leaving the Company for cause or by reason of a failure to meet performance objectives.

Shares which are forfeited under the Plan may be reallocated to another participant in the Plan or another Foster's employee share plan. Alternatively, the Trustee may otherwise dispose of the shares and apply the proceeds for the purpose of other Foster's employee share plans without any accounting of proceeds to the employee.

Rights attaching to Shares

Shares acquired under the Plan are fully paid ordinary shares in the Company and attract all the rights of share ownership including dividend entitlements and voting rights subject to the restriction on the transfer of the shares outlined above.

Overseas

Participation in the Restricted Share Plan is likely to be extended to eligible employees overseas on essentially the same or a similar basis as in Australia except that participation may be governed by a different set of rules to accommodate the requirements of local laws and regulatory conditions.

Plan Limits

The aggregate number of shares which may be acquired under the Restricted Share Plan at any one time must not, when added to:

- shares remaining partly paid or subject to an outstanding loan under Foster's previous employee share plans;
- shares which may be issued under outstanding options awarded under Foster's previous employee share and/or option plans; and
- other shares issued during the past 5 years under any Foster's employee or executive share and/or option plans (whether in Australia or overseas),

exceed 5% of the number of shares on issue at the time.

Source of shares

For flexibility, the rules of the Restricted Share Plan permit Foster's to either issue new shares or acquire shares on market for allocation to the Trustee for and on behalf of participants. However, it is the Board's present intention that all shares allocated under the Plan will be existing shares acquired on market, to avoid a dilution of existing shareholders' equity.

Approval as an exception to ASX Listing Rule 7.1

The Company asks shareholders to approve issues of shares under the Restricted Share Plan as an exception to ASX Listing Rule 7.1 which prohibits the issuing of new shares without shareholder approval outside specified limits.

As the Restricted Share Plan is not yet in operation, no securities have been issued under it.

Directors' Recommendation

The Directors (other than Mr O'Hoy who abstained due to his personal interest in the matter) recommend that shareholders vote in favour of the resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 6
Adoption of the Remuneration Report

Consistent with section 250R of the Corporations Act, shareholders are asked to consider and adopt by way of a non-binding resolution the Remuneration Report for the year ended 30 June 2007. At the meeting there will be a reasonable opportunity for discussion of the report.

The Remuneration Report is a distinct section of the annual Directors' Report which deals with the remuneration of Directors and executives (which include secretaries and senior managers) of the Company. The Remuneration Report can be located in the Company's Annual Report on pages 17 to 33. It is also available on Foster's website (www.fostersgroup.com).

The Remuneration Report includes:

- an explanation of the Board's policies in relation to the nature and level of remuneration of Directors and executives;
- a discussion of the link between executives' remuneration and the Company's performance;
- details of any element of the remuneration of Directors and executives that is dependent upon the satisfaction of a performance condition; and
- details of the total remuneration (as well as a categorised break-down of its components) of each Director of the Company and the five executives of the Company and the Group who receive the highest remuneration.

There are also additional disclosures relating to the remuneration of the Key Management Personnel of the Company and the Group, who may or may not be the five executives who received the highest remuneration for the year, in accordance with AASB 124 'Related Party Disclosures'. Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company and/or the Group.

In addition the Remuneration Report includes a description of various changes which will be made to LTIP's operation commencing with the 2007 offer. These include that:

- Shares instead of vesting at the end of the 3 year period, will now conditionally vest on an annual basis throughout the 3 year period (with a percentage weighting of 20%, 20% and 60%), subject to satisfaction of performance criteria for the 3 periods. Participants will therefore have the opportunity to receive rewards under the Plan after only 1 or 2 years, rather than waiting for 3 years.
- Shares that conditionally vest after the 1 and 2 year periods remain "at risk" during the 3 year performance period and will be forfeited if a participant resigns or involuntarily ceases employment in some circumstances during that period.
- Shares that conditionally vest are "restricted" in the sense that participants cannot direct the trustee to deal with the shares during the 3 year period. In accordance with past offers at the end of the 3 year period, the participant can direct the trustee to deal with the shares as they see fit however while the shares remain with the trustee they may be forfeited in some circumstances including where the employee is terminated for cause.

Following the Board's review of remuneration arrangements, it is anticipated the number of participants in the LTIP will be reduced for the 2007 offer to approximately 30 senior executives, being only those executives who have the actual capacity to impact on the long term performance of the Company.

Directors' Recommendation

The Directors recommend shareholders vote in favour of the resolution. The Directors acknowledge however that they have a personal interest in some aspects of the Remuneration Report.

The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 7

Approval of the participation of Mr Trevor L O'Hoy, Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan

Under ASX Listing Rule 10.14, a Director of the Company may only participate in an employee share plan where such participation is approved by ordinary resolution of the Company in general meeting or a waiver is granted by the ASX.

Mr O'Hoy currently participates in the Long Term Incentive Plan ('LTIP') and it is intended that Mr O'Hoy will participate in the LTIP in respect of the 2007/2008 financial year ('2007 offer'). A background of the LTIP is set out below on page 6.

Mr O'Hoy's Entitlement

In respect of Mr O'Hoy's 2007 offer, it is proposed that he be entitled to a maximum of 410,800 shares, but only if the Company's TSR ranking is at the 85th percentile ranking or above for both peer groups and across all three performance periods. If the Company achieves a median ranking against both peer groups across all three performance periods, it is proposed that Mr O'Hoy will be entitled to 205,400 shares. If the Company does not achieve a median ranking against either peer group in any of the three performance periods, Mr O'Hoy will be entitled to no shares in respect of the 2007 offer.

Taking account of the impact of the performance hurdle and the probability of the maximum performance standard being achieved, the estimated value of the right to participate to the maximum of 410,800 shares is $1,252,940.

The time at which any such shares would be acquired would be in or around September 2008, September 2009 and September 2010 respectively, and any shares acquired by the LTIP trustee for Mr O'Hoy under the LTIP will be at no cost to him.

In order to comply with the Listing Rules the Company will publish in its Annual Report, for each year in which shares are issued under LTIP to Mr O'Hoy, details of any issues as previously approved by shareholders in accordance with Listing Rule 10.14. Shareholders should also note that any additional persons who become entitled to participate in LTIP after shareholder approval is obtained (and whose participation will require approval under Listing Rule 10.14) will not participate in LTIP until approval of their participation is obtained under Listing Rule 10.14 at a later meeting. Further, as required by Listing Rule 10.15A.9 and consistent with the terms of the LTIP, the date by which the Company will issue any shares under the rights granted to Mr O'Hoy under this resolution will be no later than 3 years after the date of this meeting.

Pursuant to shareholder approval at the 2006 Annual General Meeting, Mr O'Hoy obtained rights to acquire up to a maximum of 454,200 shares in respect of the 2006/2007 LTIP at no cost to him. Mr. O'Hoy is the only person for the purpose of Listing Rule 10.14 who participated in the 2006/2007 LTIP. Other details of Mr O'Hoy's entitlements to acquire shares under previous LTIP offers are set out in the Remuneration Report in the Company's Annual Report.

Directors' Recommendation

The Directors (other than Mr O'Hoy who abstained because of his personal interest in the matter) have resolved that:

- in their view, the overall remuneration of Mr O'Hoy, which includes his participation in the LTIP, is reasonable having regard to the circumstances of the Company and of Mr O'Hoy; and
- it is in the best interests of the Company for Mr O'Hoy to participate in the LTIP and recommend that shareholders vote in favour of the resolution.

The Chairman intends to vote undirected proxies in favour of this resolution.

Long Term Incentive Plan (LTIP) - Background

At the 2006 Annual General Meeting, shareholders renewed approval for Foster's to operate its existing Employee Share Plans, including LTIP which is designed to provide a long term incentive to key staff.

Grants made under LTIP entitle a participant to receive, at no cost to a participant, Foster's ordinary shares if specified performance standards are met. These standards are the Company's total shareholder return (including share price movements, dividends and other returns) exceeding, over a performance period, those of two separate peer groups comprising major Australian companies and comparable international alcoholic beverage companies. Where this occurs and all conditions of the Plan (such as continued employment and adequate participant performance over the period) are satisfied, shares will be issued to the LTIP trustee which will then hold such shares on trust for participants in accordance with the terms of the LTIP. In the Board's discretion, payments in lieu of shares may be made if a participant leaves the Company by reason of an event such as redundancy or ill health before the expiration of the total performance period. Participants may also be entitled to a cash payment which the Board considers appropriate, in its absolute discretion, if there is change in control (as set out in the Trust Deed).

Further details regarding the operation of LTIP including the selected peer groups and the manner in which share entitlements are calculated are available in the Remuneration Report contained within the Directors' Report on pages 19 to 21 of the Company's Annual Report. Changes made to the operation of LTIP commencing with the 2007 offer, are described in the Remuneration Report and are further summarised on page 5 of this Notice of Meeting.

Awards under the LTIP are subject to Foster's Share Trading Policy which prohibits participants from entering into "hedge" arrangements, such as derivative based contracts with third parties, under which the participant may received an economic benefit regardless of the degree to which the performance standards have been achieved. LTIP awards will lapse where this policy is breached.

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4022
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Foster's Group Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Foster's Group Limited to be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Wednesday 31 October 2007 at 10.30am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 4, 5 and 7 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 4, 5 and 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of these Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 4, 5 and 7. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4, 5 and 7 and your votes will not be counted in computing the required majority if a poll is called on these Items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1	Re-election of Mr D A Crawford as a Director			
2	Re-election of Mr C B Carter as a Director			
3	Re-election of Mr I D Johnston as a Director			
4	Approval of increase in total amount of Non-Executive Directors' Fees			
5	Approval to establish and operate the Foster's Restricted Share Plan			
6	Adoption of Remuneration Report			
7	Approval of the participation of Mr Trevor L. O'Hoy, CEO of the Company, in the Foster's Long Term Incentive Plan			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy <u>not</u> to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

In accordance with the ASX Listing Rules, Directors other than the Chairman of the Meeting will not vote any undirected proxies in respect of Items 4, 5 and 7.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

FGL 19PR

034438_00NZXC

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30am on Wednesday 31 October 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

BY WEB	Visit www.fostersgroup.com and click on "AGM Proxy"
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia Registered Office - 77 Southbank Boulevard Southbank VIC 3006 Australia
BY FAX	61 3 9473 2555

FOSTER'S GROUP

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Questions from Shareholders

The Annual General Meeting (AGM) of Foster's Group Limited will be held on Wednesday 31 October 2007 at The Adelaide Convention Centre at 10:30am. Shareholders are invited to register questions in advance of the AGM.

This form may also be used to submit a written question to the auditor if the question is relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

In the course of the AGM we intend to respond to as many of the more frequently asked questions as is practicable. Responses to the more frequently asked questions will be available on the Foster's website after the AGM.

Shareholder questions must be received by Wednesday 24 October 2007. Please return the form to our Share Registry, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne Victoria 3001 or by facsimile to (613) 9645 7226. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you may email your questions to **shareholderquestions@fostersgroup.com**. If emailing please include your name and Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Shareholder's Name

[ ]

Securityholder Reference Number (SRN): I

or

Holder Identification Number (HIN): X

Question/s

Please tick ☑ if it is a question directed to the Auditor

1 .... ☐

2 .... ☐

3 .... ☐

4 .... ☐

END

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

034438_00NQFA